UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): April 14, 2005



NAVISTAR INTERNATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (630) 753-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[_] Written communications pursuant to Rule 425 under the Securities Act

[_] Soliciting material pursuant to Rule 14a-12 under the Exchange Act

[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

ITEM 2.02.   RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On April 14, 2005, the Registrant issued a press release, which is attached as Exhibit 99.1 to this Report and incorporated by reference herein, to report fiscal 2005 first quarter results and to give its earnings outlook for fiscal year 2005.

The information in this Current Report on Form 8-K, including Exhibit No. 99.1 and 99.2 hereto, are deemed filed for purposes of the Securities Exchange Act of 1934, as amended.

ITEM 8.01   OTHER EVENTS

On April 14, 2005, the Registrant issued a press release, which is attached as Exhibit 99.2 to this Report and incorporated by reference herein, to announce that its South American engine subsidiary, International Engines South America, has agreed to acquire a Brazilian diesel engine producer.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

The following exhibits are deemed to be filed under the Securities Exchange Act of 1934, as amended.

(c)   Exhibits

Exhibit No.	Description	Page
99.1	Press Release dated April 14, 2005	E-1
99.2	Press Release dated April 14, 2005	E-5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
                    Registrant

Date: April 14, 2005   /s/Mark T. Schwetschenau
                         Mark T. Schwetschenau
                         Senior Vice President and Controller
                         (Principal Accounting Officer)

Exhibit 99.1

NAVISTAR REPORTS FIRST QUARTER RESULTS; EXCEEDS GUIDANCE

WARRENVILLE, Ill. – April 14, 2005 -- Navistar International Corporation (NYSE: NAV), the nation's largest combined commercial truck, school bus and mid-range diesel engine producer, today reported that it earned $20 million, equal to $0.27 per diluted common share, in its first fiscal quarter compared with a net loss of $14 million or ($0.20) per diluted common share in the first quarter a year ago. The company had previously forecast that first quarter profits would be between $0.20 and $0.25 per diluted common share.

Consolidated sales and revenues from the company's manufacturing and financial services operations for the first quarter ended January 31, 2005 totaled $2.6 billion, compared with a restated $1.9 billion in the first quarter of 2004.

Daniel C. Ustian, Navistar chairman, president and chief executive officer, said first quarter results reflect volume improvements tied to strong industry demand and substantially higher heavy truck market share than in the first quarter of 2004.

"We are nearing the end of our second fiscal quarter and industry demand continues strong and our heavy truck market share continues at a high level," Ustian said

Ustian reiterated that based on the company's current truck industry volume forecast of 389,500 units, earnings in 2005 should be in the range of at least $4.60 to $5.00 per diluted common share. He said that industry volume is ahead of the company's forecast and that the forecast and guidance will be reviewed and commented upon during the second quarter conference call.

According to Ustian, forecasting production and earnings is difficult because suppliers may not have the necessary components to support higher industry volume. He noted that the company reported two weeks ago that it was experiencing parts shortages that were creating additional inventory, but believed, based upon recent discussions with suppliers, material constraints should not result in excessive in-process inventory by the end of the second fiscal quarter ending April 30, 2005 and should have no impact on full year earnings as currently projected.

"We anticipate that our overall market share will grow in 2005 and that our earnings will be greater in 2005 than if we had cut production as some of our competitors have done to address the supply issues," Ustian said. "Our Class 8 market share in the first quarter rose to 19.1 percent from 15.5 percent in the first quarter a year ago."

Worldwide shipments of International medium and heavy trucks and school buses during the first quarter totaled 28,200 units, compared with 22,500 units in the first quarter of 2004 Class 8 shipments totaled 13,000 units, compared with 7,800 in 2004. Class 6-7 shipments totaled 10,800 units, up from 9,900 in 2004. School bus shipments totaled 4,400 units, down from 4,800 a year earlier as the nation's school districts continued to struggle with funding issues.

Shipments of diesel engines to other original equipment manufacturers during the quarter totaled 88,800 units, up from 74,500 units in the first quarter of 2004.

The company, producer of International® brand trucks, diesel engines and IC® brand school buses, announced on March 14 that it would be late in reporting first quarter results. The delay in filing the financial results with the Securities and Exchange Commission was related to the restatement of financial information for 2002 and 2003 and the first three quarters of 2004.

Exhibit 99.1 (continued)

The company's finance subsidiary, Navistar Financial Corporation, is expected to file its first quarter Form 10-Q with the Securities and Exchange Commission early next week followed later in the week by the parent company's first quarter Form 10-Q filing.

Navistar International Corporation (NYSE: NAV) is the parent company of International Truck and Engine Corporation. The company produces International® brand commercial trucks, mid-range diesel engines and IC brand school buses and is a private label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. With the broadest distribution network in North America, the company also provides financing for customers and dealers. Additionally, through a joint venture with Ford Motor Company, the company builds medium commercial trucks and sells truck and diesel engine service parts. Additional information is available at www.nav-international.com.

Forward-Looking Statements

Statements contained in this news release that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this news release and we assume no obligation to update the information included in this news release. Such forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. For a further description of these factors, see Exhibit 99.1 to our Form 10-K for the fiscal year ended October 31, 2004.

Conference Call

The company's conference call with security analysts to discuss the earnings report will be web cast at 10 a.m. CDT today. The web cast can be accessed via the Internet at http://www.shareholder.com/nav/medialist.cfm. Additional information can be found at http://www.nav-international.com/investor, via the financial and investor information link to the overview page.

Exhibit 99.1 (continued)

**NAVISTAR INTERNATIONAL CORPORATION
AND CONSOLIDATED SUBSIDIARIES
STATEMENT OF FINANCIAL CONDITION (UNAUDITED)
(Millions of dollars)**

	AS OF JANUARY 31	
	2005	2004
ASSETS		As Restated
Cash and cash equivalents	$ **540**	$ 287
Marketable securities	**398**	297
	938	584
Receivables, net	**2,172**	2,022
Inventories	**866**	689
Property and equipment, net	**1,403**	1,414
Investments and other assets	**570**	496
Prepaid and intangible pension assets	**71**	69
Deferred tax asset, net	**1,476**	1,486
Total assets	$ **7,496**	$ 6,760

LIABILITIES AND SHAREOWNERS' EQUITY

Liabilities

Accounts payable, principally trade	$ **1,286**	$ 1,006
Debt: Manufacturing operations	**1,306**	1,068
Financial services operations	**1,543**	1,633
Postretirement benefits liability	**1,570**	1,734
Other liabilities	**1,241**	1,009
Total liabilities	**6,946**	6,450

Commitments and contingencies

Shareowners' equity

Series D convertible junior preference stock	**4**	4
Common stock and additional paid in capital		
(75.3 million shares issued)	**2,085**	2,123
Retained earnings (deficit)	**(583)**	(848)
Accumulated other comprehensive loss	**(784)**	(775)
Common stock held in treasury, at cost	**(172)**	(194)
Total shareowners' equity	**550**	310
Total liabilities and shareowners' equity	$ **7,496**	$ 6,760

The Statement of Financial Condition includes the consolidated financial results of the company's manufacturing operations with its wholly owned financial services operations.

NAVISTAR INTERNATIONAL CORPORATION
AND CONSOLIDATED SUBSIDIARIES
STATEMENT OF INCOME (UNAUDITED)
(Millions of dollars, except per share data)

	Three Months Ended January 31	
	2005	2004
Sales and revenues		As Restated
Sales of manufactured products	**$ 2,491**	$ 1,886
Finance revenue	**62**	56
Other income	**5**	3
Total sales and revenues	**2,558**	1,945
Costs and expenses		
Cost of products and services sold	**2,173**	1,653
Restructuring and other non-recurring charges	**-**	4
Postretirement benefits expense	**59**	61
Engineering and research expense	**77**	64
Selling, general and administrative expense	**176**	149
Interest expense	**33**	32
Other expense	**9**	7
Total costs and expenses	**2,527**	1,970
Income (loss) before income taxes	**31**	(25)
Income tax expense (benefit)	**11**	(11)
Net income (loss)	**$ 20**	$ (14)

Earnings (loss) per share		
Basic	**$ 0.29**	$ (0.20)
Diluted	**$ 0.27**	$ (0.20)
Average shares outstanding (millions)		
Basic	**70.1**	69.2
Diluted	**76.3**	69.2

Exhibit 99.2

**NAVISTAR'S SOUTH AMERICAN ENGINE SUBSIDIARY AGREES TO
ACQUIRE ANOTHER DIESEL ENGINE COMPANY**

WARRENVILLE, Ill.—April 14, 2005—Navistar International Corporation (NYSE: NAV) announced today that its South American engine subsidiary, International Engines South America, has agreed to acquire MWM Motores Diesel Ltda (MWM), a major Brazilian diesel engine producer. Purchase price was not disclosed.

MWM produces a broad line of medium and high speed diesel engines ranging from 50 to 310 horsepower for use in pick-ups, vans, light and semi-heavy trucks, as well as agricultural, marine and electric generator applications. OEM customers include a number of the most important corporations in the automotive, agricultural and industrial segments, including General Motors, Volkswagen and Nissan. Annual production exceeds 85,000 engines with 2004 revenues for the privately held company of approximately $370 million.

Although the agreement has been completed, CADE, the Brazilian anti-trust regulatory authority, will review the combination of the two companies. Only minimal synergies can be achieved prior to CADE approval.

Daniel C. Ustian, Navistar chairman, president and chief executive officer, said the acquisition supports the company's strategy to grow its engine business at both ends of the range of diesel engines currently produced. Ustian noted that in addition to increased volume, the acquisition provides an important addition to engineering capability and will allow the company to better serve customers in the growing South American market.

"This acquisition will spread the costs of the company's emissions solutions over a broader range of engines and is consistent with our corporate commitment to invest in businesses that provide growth and return to shareowners," Ustian said. "We will be able to better serve customers with a wider range of products and leverage our industry-leading emissions technology globally. Additionally, the acquisition will allow International to tap the huge potential in both North America and South America for cost effective dieselization of Class 5 and smaller vehicles."

Owned by the Thiele family, MWM began operations in Brazil in 1953. The company is headquartered and has manufacturing operations in Sao Paulo, Brazil.

MWM, in terms of engines produced, is the market leader in South America. Under a outstanding management team and with 20 years of leadership by owner Heinz Thiele, the company developed a strong reputation for its product and application engineering, quality and the value it delivered to customers and enjoys excellent brand reputation.

"We have been successfully developing our business in South America together with our customers, suppliers and other business partners," Thiele said. "Following repeated customers' demands over years, the internationalization of MWM has been a strategic target, aiming for volume scale; a solid base for long-term competitiveness. In addition, the level of investments in new technologies needed to meet the most stringent emissions requirements led to the conclusion that an alignment with a global company is supportive to fully attend the future technical demands in a cost effective way."

Exhibit 99.2 (continued)

The new company will be operated as MWM International Industria da Motores da America do Sul Ltda., with Waldey Sanchez, currently managing director of International's South American engine business, serving as president and chief executive officer. "MWM is an excellent organization that has accomplished a significant position in the South American market and the combination of the two organizations will create the premier diesel engine company in South America," Sanchez said. "By combining our resources, engineering expertise and product lines, we will be able to offer our customers a wider range of products that will deliver value to their businesses. We are acquiring additional research and development capabilities in Brazil that will help us to react quickly to the increasingly tough emissions requirements and help us to more cost effectively develop products to serve our customers in Brazil and other parts of the world."

Navistar entered the South American market in March 1999, when it acquired a 50 percent interest in a company that was renamed Maxion International Motores S.A. In January 2001, Navistar became the sole owner of Maxion International Motores and shortly thereafter, the company was renamed. International Engines South America.

International's current South American engine business produces a full line of diesel engines ranging from 95 to 275 horsepower for use by original equipment manufacturers and exports diesel engines to Mexico, Australia and the United Kingdom. Like MWM, International's customers include very important corporations in the automotive, agricultural and industrial segments. Manufacturing operations are located in Canoas, Brazil and Jesus Maria, Argentina.

Navistar International Corporation (NYSE: NAV) is the parent company of International Truck and Engine Corporation. The company produces International® brand commercial trucks, mid-range diesel engines and IC brand school buses and is a private label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. With the broadest distribution network in North America, the company also provides financing for customers and dealers. Additionally, through a joint venture with Ford Motor Company, the company builds medium commercial trucks and sells truck and diesel engine service parts. Additional information is available at: www.internationaldelivers.com

Forward-Looking Statements
Statements contained in this news release that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this news release and we assume no obligation to update the information included in this news release. Such forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. For a further description of these factors, see Exhibit 99.1 to our Form 10-K for the fiscal year ended October 31, 2004.